COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

04036283

Telefax: (212) 266-7235

August 12, 2004

SEC MAIL PROCESSING
RECEIVED
AUG 13 2004
WASH, D.C. 185 SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of Commerzbank's most recent quarterly report and accompanying press release, published by several wire services and on Commerzbank's website, which could substantially influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212)266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

cc: Frau Borinski, ZRA Frankfurt

Enclosure

interim report as of june 30, 2004

COMMERZBANK



highlights of commerzbank group

Included for the first time are the figures for SchmidtBank's branch business

	1.1.–30.6.2004	1.1.–30.6.2003
Income statement		
Operating profit (€ m)	838	366
Operating profit per share (€)	1.41	0.69
Pre-tax profit (€ m)	797	202
Net profit (€ m)	502	73
Earnings per share (€)	0.85	0.14
Operative return on equity[1] (%)	16.4	6.4
Cost/income ratio in operating business (%)	63.4	71.6
Pre-tax return on equity[1] (%)	15.6	3.5

	30.6.2004	31.12.2003
Balance sheet		
Balance-sheet total (€ bn)	391.7	381.6
Risk-weighted assets according to BIS (€ bn)	147.7	140.8
Equity as shown in balance sheet (€ bn)	9.6	9.1
Own funds as shown in balance sheet (€ bn)	19.0	18.7
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.4	7.6
Core capital ratio, including market-risk position (%)	7.0	7.3
Own funds ratio (%)	12.0	13.0

	30.6.2004	30.6.2003
Commerzbank share		
Number of shares issued (million units)	597.9	542.2
Share price (€, 1.1.–30.6.) high	16.38	13.30
low	12.71	5.22
Book value per share[2] (€)	18.00	19.40
Market capitalization (€ bn)	8.7	6.6
Staff		
Germany	25,234	26,736
Abroad	7,472	7,114
Total	32,706	33,850
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

1) annualized; 2) excluding cash flow hedges.

The figures contained in this report are unaudited.

interim report as of june 30, 2004

To our shareholders

The encouraging development of the first three months continued in the second quarter. The Commerzbank Group is making progress along the road to higher profitability. On the earnings side, though, the situation remained difficult, as support from economic performance was lacking. But our efforts were rewarded: at €838m, the operating profit for the January to June period was more than double its level a year previously.

In June, the half-year figures for SchmidtBank were included in the income statement of Commerzbank AG. However, they barely alter the overall picture, as SchmidtBank's branch business ended the first half of the year with a virtually balanced result. Integration is running according to plan and will be finally completed by next April at the latest.

Net interest and commission income the most important pillars

Net interest income continues to move in the right direction. While the year-on-year increase after three months was 1.8%, we registered a rise of 5.0% to €1.52bn at mid-year. It is remarkable that the current result on participations was lower. This means that we achieved our success in pure interest-bearing business – despite reduced volume. At end-June, our risk-weighted assets were still 1.5% lower than a year earlier. However, thanks to our policy of selective growth they were 5% higher than at end-2003. The average interest margin was 2.76% in the first six months, as against 2.44% in the comparable period of last year.

Operating profit
in € m


1,000
800
600
400
200
0
-200
2H
1H
2H
1H
2H
1H
2H
1H
2000
2001
2002
2003
2004

For provisioning purposes, we have set aside a pro-rata amount of €452m, compared with €555m as of June 30, 2003. In the spring, we expressed our confidence that we would require less than the budgeted amount of €950m for 2004 as a whole. The year to date has strengthened us in our opinion. For this reason, we have now made a small downward adjustment. Provided that no major new credit risks emerge in the second half of 2004, a further reduction is likely.

Net interest income after provisioning rose by 19.5% to €1.07bn.

Net commission income did not quite repeat the good result of the first three months in the second quarter. But from January to June, we achieved a strong year-on-year increase of 11.4% to €1.15bn. Equities and funds attracted investors more in the first few months of 2004 than they did a year ago. Net commission income on securities transactions was 13.2% higher. The development of commissions in portfolio management was especially encouraging, their increase of 26.5% being primarily attributable to Jupiter International Group in the UK and the French Caisse Centrale de Réescompte. We achieved stronger commissions on payments and in foreign commercial business thanks to buoyant German export activity.

We could not match the good first quarter as regards our trading profit. All told, we had €445m here after six months, 12.6% less than a year previously. The decline stemmed from the bonds segment, whereas we earned more with equities than in the first half of 2003.

The net result on the investments and securities portfolio reached €258m, €99m more than in the first six months of last year. This increase can be traced back

above all to the disposal of our interest in Santander Central Hispano, which brought us just over €120m in the first two quarters of this year.

The balance on our other operating income and expenses was €88m higher than in the first half of 2003, reaching €149m. This was due to proceeds from the sale of fixed assets and income from the reversal of provisions.

Costs continue to fall

Operating expenses reached €2.23bn for the first half-year, some €88m – or 3.8% – below their year-ago level. On account of staff reductions, personnel expenses were 2.8% lower at €1.23bn. At end-June, the Group had a workforce of 32,706, 1,144 fewer than a year previously. The current figure already includes 580 new staff from the former SchmidtBank.

Other operating expenses rose by 1.6% to €813m. The marginal increase is attributable among other things to the inclusion of SchmidtBank. Depreciation on office furniture and equipment as well as property fell by roughly a quarter to €189m.

Pre-tax profit almost €800m

After six months, we had an operating profit of €838m, compared with €366m a year earlier. On account of our revaluation measure last autumn, the amortization of goodwill sank by a third to €41m, leaving a pre-tax profit of €797m. A year previously, we had managed a gain of only €202m after the restructuring expenses for the second cost-cutting offensive had been deducted. We are making use of the option of showing the regular amortization of goodwill and will continue to do so up to year-end; as from January, this possibility will no longer exist under the new IFRS rules.

Once taxes of €235m are deducted and minority interests of €60m, the consolidated profit stands at €502m, compared with €73m a year ago. This translates into €0.85 per share (previous year: €0.14).

Balance-sheet equity expands by 6%

The balance-sheet total of the Commerzbank Group was 2.6% higher than at end-2003, reaching €391.7bn. SchmidtBank accounted for €3.4bn of this €10.1bn expansion. Our equity increased by 5.9% to €9.6bn. As of end-June, our revaluation reserve stood at €1.04bn, compared with €1.24bn at end-2003 and €1.25bn on March 31, 2004. Despite the sale of our SCH shares, our equities and investments portfolio has increased its share of overall reserves from 50% to 60%. In other words, the reserves of interest-bearing instruments have declined accordingly. The revaluation reserve is a volatile capital component, even though we have been well into positive figures since last autumn.

The core capital ratio including market risks was exactly at our target level of 7.0% on June 30. The same holds true for our own funds ratio, which stood at 12.0%.

Retail banking performing better than planned

In the retail banking segment, the upward trend of the first three months was nearly maintained. Comparison of the two quarters of 2004 reveals the following picture: whereas net interest income remained stable, the more subdued securities business squeezed net commission income, which was down by 9.6% in the second quarter. Despite the inclusion of the SchmidtBank figures, operating expenses were reduced further. The operating profit reached €101m in the second quarter, as against €122m for the first three months.

This €223m for the first half of the year is a third higher than planned; the result was virtually double that in the January to June period of 2003.

The key figures for the first six months are highly presentable: the operative return on equity was 24.5%, compared with 12.8% a year previously. The cost/income ratio sank from 80.1% to a good level of 72.2%.

Asset management successful again

We are really satisfied with the performance of asset management in the second quarter. But here as well, the result was somewhat lower than in the first three months. This was due to a decline of 11.6% in net commission income. Overall, income fell by €13m; operating expenses remained flat. This gave rise to an operating profit of €40m for the second quarter, as against €52m in the first three months.

With the €92m for the first half of the year, we are now considerably ahead of plan in this business line as well; this represents an increase of practically 200% on the previous year. Our focus on core regions has borne fruit, therefore. We are confident that we can do better than the improvement in results of a good 40% that is planned for the year as a whole.

Our success is reflected in the key figures for the first six months of 2004: the operative return on equity rose from 9.3% in the previous year to 34.0%; the cost/income ratio receded from 84.8% to 63.1%.

A better second quarter in corporate banking

Unlike in retail banking and asset management, we achieved better results in the corporate customers and institutions segment during the second quarter than in the first three months. The slight improvement in margins since April had a positive impact on net interest income. The reduction of €33m in provisioning provided a solid boost. Net commission income remained at the level of the first three months. All told, earnings were €48m higher, and operating expenses remained stable, despite the inclusion of SchmidtBank. The operating profit expanded from €118m in the first quarter to €165m in the second.

In our planning, we envisage earnings of a good €500m in this segment in 2004. Having achieved €283m in the first half of the year, we are slightly ahead of expectations. The result was 8.4% stronger than that for the first six months of 2003.

As the amount of equity tied up was also lower in a year-on-year comparison, the return on equity advanced from 9.8% to 11.8%. The cost/income ratio remained at the low level of 49.4%.

Securities with weaker trading profit

After an excellent first quarter, we had to cope with sharp setbacks in our securities business line. As a result of lower turnover and a more difficult environment in the world financial markets, the trading profit dropped from €312m in the first three months to €154m. Net commission income also fell short of our expectations, not least on account of the absence of IPO business. With only a marginal decline in operating expenses, we post an operating profit of –€47m for the April to June period, after €120m in the first quarter.

For the first half-year, altogether €73m remains, which is still almost 18% more than in the same period of 2003. Our targets for 2004 remain within reach; however, we need the support of the markets in order to achieve them.

As the average equity tied up in the first half of the year was €189m higher than in 2003, the 12.1% operative return on equity was on a par with a year earlier. The cost/income ratio sank to 86.0%.

Group treasury and mortgage banks

The treasury business line ended the second quarter with a better result. Net interest income was a solid 46.8% higher than in the first three months; the trading profit moved from –€4m to €22m. Operating expenses remained unchanged. The operating profit reached €73m, compared with €38m in the preceding quarter, amounting to altogether €111m in the first half of the year. This is 24.0% less than in the first six months of 2003, when we had very much higher interest income.

Thanks to the smaller amount of equity tied up, the operative return on equity for the first half-year is still outstanding at 163.2% (previous year: 251.7%). The cost/income ratio remains very low at 22.4%.

The mortgage banks segment includes Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxembourg and Eurohypo AG, consolidated at equity, in which we hold a 31.8% interest. Net interest income in the second quarter reached €57m, compared with €52m in the first. The valuation of financial derivatives led to a sharp deterioration in the trading profit. At the same time, though, the net result on the securities portfolio was stronger. With operating expenses remaining flat, an operating profit of €44m emerges for the second quarter, compared with €54m for the January to March period.

This €98m for the first half compares with €136m a year earlier. However, the figures are not comparable as per June 30 we refrained from recognizing our €52m pro-rata profit of Eurohypo.

The operative return on equity receded from 30.9% in the first half of 2003 to a current 21.5%. The cost/income ratio remained at an excellent level of 12.9%.

The key figures for the Commerzbank Group as a whole have improved considerably compared with the first half of 2003. The operative return on equity rose from 6.4% to 16.4%, while the cost/income ratio sank from 71.6% to 63.4%.

Outlook

In the second half of the year as well, we will be confronted with difficult overall conditions. We continue to put great effort into achieving our medium-term targets of an after-tax return on equity of 10.3% and a cost/income ratio of 60%. We will make good progress in this direction in the current year. And we want to remain at the top of Germany's profitability league table, closing the gap with our main European competitors.

If the year continues to run "according to plan", we will be able to have our shareholders benefit from the profits in the form of a dividend payment. However, it is still too early to make any forecast regarding the size of the dividend.

Frankfurt am Main, August 2004
The Board of Managing Directors



Declaration of compliance with the International Financial Reporting Standards (IFRS) and German Accounting Standard No. 6 (GAS 6)

Accounting principles

Our interim financial statements as of June 30, 2004, were prepared in accordance with the directive 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IASs) or International Financial Reporting Standards (IFRSs), approved and published by the International Accounting Standards Board (IASB). Compliance with IAS 34 is guaranteed. Here, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB from the need to prepare financial statements in accordance with German accounting principles. In preparing this interim report, we employed the same accounting and measurement methods as for the 2003 consolidated financial statements, which are presented on pages 90-104 of our annual report.

This interim report also meets the provisions of German Accounting Standard No. 6 (GAS 6) on interim reports, approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice on February 13, 2001.

Consolidated companies

As of January 1, 2004, Montgomery Asset Management, LLC, San Francisco/Wilmington, as of March 1, 2004, Commerzbank Capital Markets (Eastern Europe) a.s., Prague, and as of June 1, 2004, Commerz Europe (Ireland), Inc., Wilmington/Delaware, were removed from the list of consolidated companies. These companies have virtually terminated their business activities. These measures had no material effect on the presentation of the Group's assets and financial position or on its earnings performance.

On June 1, 2004, a large part of the business activity of SchmidtBank, Hof, was merged into Commerzbank Aktiengesellschaft, with effect from January 1, 2004. This increased our balance-sheet total by roughly €3.4bn. No special effects were registered in the income statement, as the related expenses and income were more or less balanced.

consolidated income statement

	Notes	1.1.–30.6.2004 € m	1.1.–30.6.2003 € m	Change in %
Net interest income	(1)	1,523	1,451	5.0
Provision for possible loan losses	(2)	–452	–555	–18.6
Net interest income after provisioning		1,071	896	19.5
Net commission income	(3)	1,154	1,036	11.4
Net result on hedge accounting		–7	25	.
Trading profit	(4)	445	509	–12.6
Net result on investments and securities portfolio (available for sale)	(5)	258	159	62.3
Other operating result	(6)	149	61	.
Operating expenses	(7)	2,232	2,320	–3.8
Operating profit		**838**	**366**	.
Regular amortization of goodwill		41	60	–31.7
Profit from ordinary activities before restructuring expenses		**797**	**306**	.
Restructuring expenses		–	104	.
Profit from ordinary activities after restructuring expenses		**797**	**202**	.
Extraordinary profit		–	–	–
Pre-tax profit		**797**	**202**	.
Taxes on income		235	80	.
After-tax profit		**562**	**122**	.
Profit/loss attributable to minority interests		–60	–49	22.4
Consolidated profit		**502**	**73**	.

Earnings per share	**1.1.–30.6.2004**	**1.1.–30.6.2003**	Change in %
Operating profit (€ m)	838	366	.
Consolidated profit (€ m)	502	73	.
Average number of ordinary shares issued (units)	593,131,860	532,457,776	11.4
Operating profit per share (€)	1.41	0.69	.
Basic earnings per share (€)	0.85	0.14	.

The basic earnings per share, calculated in accordance with IAS 33, is based on the consolidated profit. Minority interests are not taken into consideration.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

Consolidated income statement (quarter-on-quarter comparison)

€ m	2nd quarter 2004	1st quarter 2004	4th quarter 2003	3rd quarter 2003	2nd quarter 2003	1st quarter 2003
Net interest income	805	718	663	662	746	705
Provision for possible loan losses	–214	–238	–256	–273	–303	–252
Net interest income after provisioning	591	480	407	389	443	453
Net commission income	557	597	591	509	516	520
Net result on hedge accounting	–11	4	3	12	15	10
Trading profit	131	314	121	107	278	231
Net result on investments and securities portfolio (available for sale)	181	77	68	64	54	105
Other operating result	82	67	15	98	29	32
Operating expenses	1,128	1,104	1,113	1,078	1,141	1,179
Operating profit	**403**	**435**	**92**	**101**	**194**	**172**
Regular amortization of goodwill	21	20	21	29	30	30
Profit from ordinary activities before expenses arising from special factors and restructuring expenses	**382**	**415**	**71**	**72**	**164**	**142**
Expenses arising from special factors	–	–	–	2,325	–	–
Restructuring expenses	–	–	–	–	–	104
Profit from ordinary activities after expenses arising from special factors and restructuring expenses	**382**	**415**	**71**	**–2,253**	**164**	**38**
Extraordinary profit	–	–	–	–	–	–
Pre-tax profit	**382**	**415**	**71**	**–2,253**	**164**	**38**
Taxes on income	107	128	139	30	78	2
After-tax profit	**275**	**287**	**–68**	**–2,283**	**86**	**36**
Profit/loss attributable to minority interests	–27	–33	–20	–22	–16	–33
Consolidated loss/profit	**248**	**254**	**–88**	**–2,305**	**70**	**3**

consolidated balance sheet

Assets	Notes	30.6.2004 € m	31.12.2003 € m	Change in %
Cash reserve		4,768	7,429	-35.8
Claims on banks	(9, 11)	62,946	51,657	21.9
Claims on customers	(10, 11)	139,053	138,438	0.4
Provision for possible loan losses	(12)	-5,654	-5,510	2.6
Positive fair values from derivative hedging instruments		3,024	2,552	18.5
Assets held for dealing purposes	(13)	83,559	87,628	-4.6
Investments and securities portfolio	(14)	92,048	87,842	4.8
Intangible assets	(15)	770	802	-4.0
Fixed assets	(16)	1,838	2,063	-10.9
Tax assets		5,782	6,038	-4.2
Other assets	(17)	3,534	2,646	33.6
Total		**391,668**	**381,585**	**2.6**

Liabilities and equity	Notes	30.6.2004 € m	31.12.2003 € m	Change in %
Liabilities to banks	(18)	104,699	95,249	9.9
Liabilities to customers	(19)	104,964	100,000	5.0
Securitized liabilities	(20)	86,567	83,992	3.1
Negative fair values from derivative hedging instruments		5,719	5,932	-3.6
Liabilities from dealing activities	(21)	58,276	67,014	-13.0
Provisions	(22)	3,293	3,307	-0.4
Tax liabilities		4,370	4,495	-2.8
Other liabilities	(23)	4,740	2,911	62.8
Subordinated capital	(24)	8,153	8,381	-2.7
Minority interests		1,263	1,213	4.1
Equity		9,624	9,091	5.9
Subscribed capital		1,544	1,545	-0.1
Capital reserve		4,469	4,475	-0.1
Retained earnings		3,291	3,286	0.2
Revaluation reserve		1,035	1,240	-16.5
Measurement of cash flow hedges		-1,066	-1,236	-13.8
Reserve arising from currency translation		-151	-219	-31.1
2003 consolidated profit *)		–	0	.
Consolidated profit 1.1.–30.6.2004		502	–	.
Total		**391,668**	**381,585**	**2.6**

*) after withdrawal from capital reserve.

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first six months:

€ m	Equity	Minority interests
Equity as of 31.12.2003	**9,091**	**1,213**
Changes in the current financial year		
a) Subscribed capital	–1	26
Changes in treasury shares	–1	–
Capital increase	–	26
b) Capital reserve	–6	42
Changes in treasury shares and result for treasury shares	–6	–
Capital increase	–	42
c) Retained earnings	5	–
d) Net changes in revaluation reserve	–205	–36
e) Net changes arising from cash flow hedges	170	13
f) Net change in reserve arising from currency translation	68	20
g) Consolidated profit/loss (1.1.–30.6.2004)	502	60
h) Profit distributions	–	–75
Equity as of 30.6.2004	**9,624**	**1,263**

cash flow statement

€ m	2004	2003
Cash and cash equivalents as of 1.1.	**7,429**	**8,466**
Net cash provided by operating activities	1,501	–7,210
Net cash used by investing activities	–3,939	3,878
Net cash provided by financing activities	–235	–284
Total cash flow	**–2,673**	**–3,616**
Effects of exchange-rate changes	12	63
Cash and cash equivalents as of 30.6.	**4,768**	**4,913**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-30.6.2004 € m	1.1.-30.6.2003 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	5,363	5,952	–9.9
Dividends from securities	62	64	–3.1
Current result from investments, investments in associated companies and holdings in subsidiaries	90	106	–15.1
Current income from leasing	46	30	53.3
Interest received	*5,561*	*6,152*	*–9.6*
Interest paid for subordinated capital and for securitized and other liabilities	4,014	4,690	–14.4
Current expenses from leasing	24	11	.
Interest paid	*4,038*	*4,701*	*–14.1*
Total	**1,523**	**1,451**	**5.0**

Interest margins: the average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.76% (previous year: 2.44%).

(2) Provision for possible loan losses

	1.1.-30.6.2004 € m	1.1.-30.6.2003 € m	Change in %
Allocations	–503	–729	–31.0
Reversals of provisions	95	214	–55.6
Balance of direct write-downs and amounts received on written-down claims	–44	–40	10.0
Total	**–452**	**–555**	**–18.6**

(3) Net commission income

	1.1.-30.6.2004 € m	1.1.-30.6.2003 € m	Change in %
Securities transactions	454	401	13.2
Asset management	286	226	26.5
Payment transactions and foreign commercial business	192	187	2.7
Guarantees	75	76	–1.3
Income from syndicated business	50	48	4.2
Other net commission income	97	98	–1.0
Total	**1,154**	**1,036**	**11.4**

Net commission income includes €192m (previous year: €179m) of commissions paid.

(4) Trading profit

	1.1.-30.6.2004	1.1.-30.6.2003	Change
	€ m	€ m	in %
Net result on proprietary trading	492	514	–4.3
Net result on the measurement of derivative financial instruments	–47	–5	.
Total	**445**	**509**	**–12.6**

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-30.6.2004	1.1.-30.6.2003	Change
	€ m	€ m	in %
Result on available-for-sale securities and claims not originated by the Bank	113	157	–28.0
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	145	2	.
Total	**258**	**159**	**62.3**

(6) Other operating result

	1.1.-30.6.2004	1.1.-30.6.2003	Change
	€ m	€ m	in %
Other operating income	272	163	66.9
Other operating expenses	123	102	20.6
Total	**149**	**61**	.

(7) Operating expenses

	1.1.-30.6.2004	1.1.-30.6.2003	Change
	€ m	€ m	in %
Personnel expenses	1,230	1,266	–2.8
Other expenses	813	800	1.6
Current depreciation on fixed assets and other intangible assets	189	254	–25.6
Total	**2,232**	**2,320**	**–3.8**

(8) Segment reporting

Segment reporting in line with the primary reporting segment of business lines represents the Group's organization based on two corporate divisions as of 2001. A detailed description of the individual business lines and their assignment to corporate divisions can be found on pages 114-115 of our 2003 annual report.

The interest rates of the return on equity and investment yield that are included as imputed variables in the net interest income of the respective segment correspond to the interest rate of an investment in the long-term capital market and were adjusted as of January 1, 2004. The capital backing for risk-weighted assets is 7%. The Group's average equity which is tied up is worked out according to the Basel capital accord (BIS).

1.1.–30.6.2004 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banks	Others and consolidation	**Total**
Net interest income	555	–5	814	8	116	109	–74	1,523
Provision for possible loan losses	–85	–	–355	–2	–	–10	–	–452
Net interest income after provisioning	470	–5	459	6	116	99	–74	1,071
Net commission income	533	228	344	61	–	–6	–6	1,154
Net result on hedge accounting	–	1	–	–	–2	–6	–	–7
Trading profit	2	4	13	466	18	–53	–5	445
Net result on investments and securities portfolio	4	7	27	2	11	80	127	258
Other operating result	12	14	63	–	–	–	60	149
Income, total	*1,021*	*249*	*906*	*535*	*143*	*114*	*102*	*3,070*
Operating expenses	798	157	623	462	32	16	144	2,232
Operating profit	**223**	**92**	**283**	**73**	**111**	**98**	**–42**	**838**
Regular amortization of goodwill	–	30	5	–	–	4	2	41
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**223**	**62**	**278**	**73**	**111**	**94**	**–44**	**797**
Average equity tied up	**1,818**	**541**	**4,779**	**1,210**	**136**	**912**	**817**	**10,213**
Operative return on equity*) (%)	**24.5**	**34.0**	**11.8**	**12.1**	**163.2**	**21.5**	**.**	**16.4**
Cost/income ratio in operating business (%)	**72.2**	**63.1**	**49.4**	**86.0**	**22.4**	**12.9**	**.**	**63.4**
Return on equity of pre-tax profit*) (%)	**24.5**	**22.9**	**11.6**	**12.1**	**163.2**	**20.6**	**.**	**15.6**

*) annualized

1.1.–30.6.2003 € m	Retail banking	Asset manage-ment	Corporate customers and insti-tutions	Securi-ties	Group Treasury	Mortgage banks	Others and consoli-dation	**Total**
Net interest income	532	–5	821	34	170	128	–229	1,451
Provision for possible loan losses	–88	–	–461	–	–	–6	–	–555
Net interest income after provisioning	444	–5	360	34	170	122	–229	896
Net commission income	467	184	353	54	–	–7	–15	1,036
Net result on hedge accounting	–	1	1	–	2	21	–	25
Trading profit	2	7	53	458	–29	–18	36	509
Net result on investments and securities portfolio	3	12	65	1	38	34	6	159
Other operating result	24	5	34	–6	–	–1	5	61
Income, total	*940*	*204*	*866*	*541*	*181*	*151*	*–197*	*2,686*
Operating expenses	823	173	605	479	35	15	190	2,320
Operating profit	**117**	**31**	**261**	**62**	**146**	**136**	**–387**	**366**
Regular amortization of goodwill	–	42	4	–	–	11	3	60
Restructuring expenses	–	8	25	34	–	–	37	104
Pre-tax profit	**117**	**–19**	**232**	**28**	**146**	**125**	**–427**	**202**
Average equity tied up	**1,827**	**668**	**5,300**	**1,021**	**116**	**879**	**1,708**	**11,519**
Operative return on equity*) (%)	**12.8**	**9.3**	**9.8**	**12.1**	**251.7**	**30.9**	**.**	**6.4**
Cost/income ratio in operating business (%)	**80.1**	**84.8**	**45.6**	**88.5**	**19.3**	**9.6**	**.**	**71.6**
Return on equity of pre-tax profit*) (%)	**12.8**	**–5.7**	**8.8**	**5.5**	**251.7**	**28.4**	**.**	**3.5**

*) annualized

Notes to the balance sheet

(9) Claims on banks

	30.6.2004 € m	31.12.2003 € m	Change in %
due on demand	17,577	16,973	3.6
other claims	45,369	34,684	30.8
with a remaining lifetime of			
less than three months	23,573	20,946	12.5
more than three months, but less than one year	14,758	6,956	.
more than one year, but less than five years	4,008	3,298	21.5
more than five years	3,030	3,484	−13.0
Total	**62,946**	**51,657**	**21.9**
of which: reverse repos	28,429	20,880	36.2

(10) Claims on customers

	30.6.2004 € m	31.12.2003 € m	Change in %
with indefinite remaining lifetime	18,288	18,015	1.5
other claims	120,765	120,423	0.3
with a remaining lifetime of			
less than three months	23,695	24,731	−4.2
more than three months, but less than one year	15,563	15,402	1.0
more than one year, but less than five years	32,577	31,631	3.0
more than five years	48,930	48,659	0.6
Total	**139,053**	**138,438**	**0.4**
of which: reverse repos	10,320	7,746	33.2

(11) Total lending

	30.6.2004 € m	31.12.2003 € m	Change in %
Loans to banks[1]	11,957	10,759	11.1
Claims on customers[1]	128,733	130,692	−1.5
Bills discounted	248	338	−26.6
Claims not originated by the Bank[2]	22,869	22,918	−0.2
Total	**163,807**	**164,707**	**−0.5**

1) excluding reverse repos; 2) included in investments and securities portfolio.

(12) Provision for possible loan losses

Development of provisioning	2004	2003	Change
	€ m	€ m	in %
As of January 1	**5,854**	**5,705**	**2.6**
Allocations	503	729	–31.0
Deductions	376	590	–36.3
Utilized	281	376	–25.3
Reversals	95	214	–55.6
Exchange-rate changes/transfers	7	9	–22.2
As of June 30	**5,988**	**5,853**	**2.3**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision for lending risks of €452m (previous year: €555m) in the income statement (see Note 2).

Level of provisioning	30.6.2004	31.12.2003	Change
	€ m	€ m	in %
Individual valuation allowances	5,302	5,162	2.7
Country valuation allowances	47	48	–2.1
General valuation allowances	305	300	1.7
Provisioning for balance-sheet items	**5,654**	**5,510**	**2.6**
Provisions in lending business	334	344	–2.9
Total	**5,988**	**5,854**	**2.3**

After conservatively valued security in an amount of €1,857m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €4,987m (31.12.2003: €5,220m).

(13) Assets held for dealing purposes

	30.6.2004	31.12.2003	Change
	€ m	€ m	in %
Bonds, notes and other fixed-income securities	20,915	19,099	9.5
Shares and other variable-yield securities	10,947	8,510	28.6
Promissory notes held for trading purposes	749	559	34.0
Positive fair values from derivative financial instruments	50,948	59,460	–14.3
Total	**83,559**	**87,628**	**–4.6**

(14) Investments and securities portfolio

	30.6.2004 € m	31.12.2003 € m	Change in %
Claims on banks and customers not originated by the Bank	22,869	22,918	–0.2
Bonds, notes and other fixed-income securities	61,009	56,311	8.3
Shares and other variable-yield securities	2,258	2,013	12.2
Investments	3,105	3,783	–17.9
Investments in associated companies	2,252	2,300	–2.1
Holdings in subsidiaries	555	517	7.4
Total	**92,048**	**87,842**	**4.8**

(15) Intangible assets

	30.6.2004 € m	31.12.2003 € m	Change in %
Goodwill	667	690	–3.3
Other intangible assets	103	112	–8.0
Total	**770**	**802**	**–4.0**

(16) Fixed assets

	30.6.2004 € m	31.12.2003 € m	Change in %
Land and buildings	803	877	–8.4
Office furniture and equipment	891	1,010	–11.8
Leased equipment	144	176	–18.2
Total	**1,838**	**2,063**	**–10.9**

(17) Other assets

	30.6.2004 € m	31.12.2003 € m	Change in %
Collection items	208	385	–46.0
Precious metals	262	464	–43.5
Sundry assets, including deferred items	3,064	1,797	70.5
Total	**3,534**	**2,646**	**33.6**

(18) Liabilities to banks

	30.6.2004 € m	31.12.2003 € m	Change in %
due on demand	23,496	17,441	34.7
with remaining lifetime of	81,203	77,808	4.4
less than three months	47,232	47,845	–1.3
more than three months, but less than one year	16,657	13,031	27.8
more than one year, but less than five years	5,454	5,414	0.7
more than five years	11,860	11,518	3.0
Total	**104,699**	**95,249**	**9.9**
of which: repos	30,337	19,111	58.7

(19) Liabilities to customers

	30.6.2004 € m	31.12.2003 € m	Change in %
Savings deposits	13,045	12,273	6.3
with agreed period of notice of			
three months	12,305	11,556	6.5
more than three months	740	717	3.2
Other liabilities to customers	91,919	87,727	4.8
due on demand	41,965	34,294	22.4
with agreed remaining lifetime of	49,954	53,433	–6.5
less than three months	37,297	41,184	–9.4
more than three months, but less than one year	3,160	3,029	4.3
more than one year, but less than five years	3,044	2,702	12.7
more than five years	6,453	6,518	–1.0
Total	**104,964**	**100,000**	**5.0**
of which: repos	16,434	13,252	24.0

(20) Securitized liabilities

	30.6.2004 € m	31.12.2003 € m	Change in %
Bonds and notes outstanding	74,433	71,100	4.7
Money-market instruments outstanding	12,004	12,680	–5.3
Own acceptances and promissory notes outstanding	130	212	–38.7
Total	**86,567**	**83,992**	**3.1**

Remaining lifetimes	30.6.2004	31.12.2003	Change
	€ m	€ m	in %
due on demand	13	78	–83.3
with agreed remaining lifetime of	86,554	83,914	3.1
less than three months	11,332	18,025	–37.1
more than three months, but less than one year	18,691	13,194	41.7
more than one year, but less than five years	41,889	34,555	21.2
more than five years	14,642	18,140	–19.3
Total	**86,567**	**83,992**	**3.1**

(21) Liabilities from dealing activities

	30.6.2004	31.12.2003	Change
	€ m	€ m	in %
Currency-based transactions	6,156	11,761	–47.7
Interest-based transactions	40,020	43,058	–7.1
Delivery commitments arising from short sales of securities	7,730	8,389	–7.9
Other transactions	4,370	3,806	14.8
Total	**58,276**	**67,014**	**–13.0**

(22) Provisions

	30.6.2004	31.12.2003	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	1,448	1,432	1.1
Other provisions	1,845	1,875	–1.6
Total	**3,293**	**3,307**	**–0.4**

(23) Other liabilities

	30.6.2004	31.12.2003	Change
	€ m	€ m	in %
Effects of measuring hedged subordinated capital items (IAS 39)	713	735	–3.0
Deferred interest expenses for subordinated capital	264	295	–10.5
Sundry liabilities, including deferred items	3,763	1,881	.
Total	**4,740**	**2,911**	**62.8**

(24) Subordinated capital

	30.6.2004 € m	31.12.2003 € m	Change in %
Subordinated liabilities	5,980	5,958	0.4
Profit-sharing rights outstanding	2,173	2,423	–10.3
Total	**8,153**	**8,381**	**–2.7**

Other notes

(25) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	30.6.2004 € m	31.12.2003 € m	Change in %
Core capital	10,288	10,257	0.3
Supplementary capital	7,343	7,868	–6.7
Total liable capital	**17,631**	**18,125**	**–2.7**
Tier III capital	123	125	–1.6
Eligible own funds	**17,754**	**18,250**	**–2.7**

as of 30.6.2004	**Capital charges in %**						**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	93,795	6,599	–	10,963	–	–	111,357
Traditional off-balance-sheet business	4,972	15,808	10	766	281	72	21,909
Derivatives business in investment portfolio	–	2,404	–	4,231	–	–	6,635
Risk-weighted assets, total	**98,767**	**24,811**	**10**	**15,960**	**281**	**72**	**139,901**

Risk-weighted market-risk position multiplied by 12.5	7,825
Total items to be risk-weighted	147,726
Eligible own funds	17,754
Core capital ratio (excluding market-risk position)	7.4
Core capital ratio (including market-risk position)	7.0
Own funds ratio (including market-risk position)	12.0

as of 31.12.2003	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	91,455	5,709	–	11,020	–	–	108,184
Traditional off-balance-sheet business	4,748	14,946	11	571	344	47	20,667
Derivatives business in investment portfolio	–	2,578	–	4,400	–	–	6,978
Risk-weighted assets, total	**96,203**	**23,233**	**11**	**15,991**	**344**	**47**	**135,829**

Risk-weighted market-risk position multiplied by 12.5	5,000
Total items to be risk-weighted	140,829
Eligible own funds	18,250
Core capital ratio (excluding market-risk position)	7.6
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	13.0

(26) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.13 at end-June 2004 (31.12.2003: 1.12). This was 13% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €16.2bn (31.12.2003: €14.6bn).

(27) Off-balance-sheet commitments

	30.6.2004 € m	31.12.2003 € m
Contingent liabilities	26,264	26,404
from rediscounted bills of exchange credited to borrowers	1	3
from guarantees and indemnity agreements	26,263	26,401
Irrevocable lending commitments	40,067	39,136
Other commitments	19	28

Provision for risks arising from off-balance-sheet commitments has been deducted from the respective items.

(28) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.6.2004	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	432,978	123,608	62,508	7,103	7,042
Interest-based forward transactions	1,583,658	1,173,039	913,636	42,700	44,737
Other forward transactions	65,865	143,478	10,392	4,169	4,486
Total	**2,082,501**	**1,440,125**	**986,536**	**53,972**	**56,265**
of which: traded on a stock exchange	*201,343*	*27,570*	*17,624*		

31.12.2003	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	326,289	106,675	55,896	11,228	12,598
Interest-based forward transactions	1,185,772	1,006,813	800,339	46,456	47,539
Other forward transactions	52,437	120,171	11,730	4,328	4,420
Total	**1,564,498**	**1,233,659**	**867,965**	**62,012**	**64,557**
of which: traded on a stock exchange	*194,644*	*11,367*	*8,666*		

(29) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes in our 2003 annual report on pages 71ff.

Portfolio	30.6.2004 € m	31.12.2003 € m
Commerzbank Group	**95.9**	**66.8**
Securities	88.5	57.7
Treasury	23.3	16.8

(30) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	30.6.2004	31.12.2003	30.6.2004	31.12.2003	30.6.2004	31.12.2003
Assets						
Cash reserve	4.8	7.4	4.8	7.4	–	–
Claims on banks	62.9	51.7	62.9	51.7	–	–
Claims on customers	141.0	140.4	139.1	138.4	1.9	2.0
Hedging instruments	3.0	2.6	3.0	2.6	–	–
Assets held for dealing purposes	83.6	87.6	83.6	87.6	–	–
Investments and securities portfolio	92.0	87.9	92.0	87.9	–	–
Liabilities						
Liabilities to banks	104.7	95.2	104.7	95.2	–	–
Liabilities to customers	105.0	100.1	105.0	100.0	–	0.1
Securitized liabilities	87.1	84.4	86.6	84.0	0.5	0.4
Hedging instruments	5.7	5.9	5.7	5.9	–	–
Liabilities from dealing activities	58.3	67.0	58.3	67.0	–	–
Subordinated capital	8.1	8.3	8.2	8.4	–0.1	–0.1

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €1.5bn as of June 30, 2004 (31.12.2003: €1.6bn). For covering these items, cash flow hedges are used for the most part. As of June 30, 2004, the measurement of cash flow hedges yielded a figure of –€1.1bn (31.12.2003: –€1.2bn). As of both June 30, 2004 and December 31, 2003, the unrealized appreciation in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

(31) Treasury shares

	Number of shares*) units	Accounting par value in €1,000	Percentage of share capital
Shares held on June 30, 2004	3,895,946	10,129	0.65
Highest number purchased in financial year	6,082,775	15,815	1.02
Shares pledged to the Bank by customers, as of June 30, 2004	5,256,084	13,666	0.88
Shares purchased in the financial year	80,543,606	209,413	–
Shares sold in the financial year	80,137,572	208,358	–

*) Accounting par value per share: €2.60

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge
Deputy Chairman

Hans-Hermann Altenschmidt

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann

Astrid Evers

Uwe Foullong

Daniel Hampel

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke

Wolfgang Kirsch

Werner Malkhoff

Klaus Müller-Gebel

Dr. Sabine Reiner

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman

Wolfgang Hartmann

Andreas de Maizière

Klaus M. Patig

Dr. Eric Strutz
since April 1, 2004

Nicholas Teller

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Dr. Ingolf Hegner · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
796 branches in Germany

Major Group companies and holdings

In Germany
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz Business Consulting AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
Deutsche Schiffsbank AG, Bremen/Hamburg
EUROHYPO AG, Frankfurt am Main

Abroad
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
COMINVEST Asset Management S.A., Luxembourg
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Commerz Futures, LLC, Chicago
Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta
Korea Exchange Bank, Seoul

Foreign branches
Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb


COMMERZBANK



COMMERZBANK

/ ad hoc notices /

August 04, 2004

Commerzbank interim report as of June 30, 2004:

- **Good second quarter confirms turnaround**
- **838m euros operating profit and 502m euros consolidated profit in first half**

In the second quarter of 2004, the Commerzbank Group maintained the good performance of the first three months. At 248m euros, the after-tax consolidated profit was almost as high as in the previous quarter; this translates into 0.42 euros per share.

The operating profit of 838m euros in the first six months of the year was already higher by half again than in the whole of 2003. Both net interest income (+5.0%) and net commission income (+11.4%) registered marked increases. At the same time, the pro-rata provision for possible loan losses was reduced to 452m euros. The trading profit alone, at 445m euros, fell short of last year's high level. The bank continues to keep its operating expenses (-3.8%) well under control. The operative return on equity improved during the first half of 2004 to 16.4% (on an annualized basis); the cost/income ratio receded to 63.4%.

The consolidated profit reached 502m euros, or 0.85 euros per share, after six months.

Selected income-statement items (in million euros):

	1st half 2004	1st half 2003	Q2 2004	Q2 2003
Net interest income	1,523	1,451	805	746
Provision for possible loan losses	(452)	(555)	(214)	(303)
Net commission income	1,154	1,036	557	516
Trading profit	445	509	131	278
Net result on investments/securities portfolio	258	159	181	54
Operating expenses	2,232	2,320	1,128	1,141
Operating profit	838	366	403	194
Regular amortization of goodwill	41	60	21	30
Profit from ordinary activities	797	306	382	164
Restructuring expenses	-	104	-	-
Pre-tax profit	797	202	382	164
Taxes	235	80	107	78
Consolidated profit	502	73	248	70
Earnings per share (in euros)	0.85	0.14	0.42	0.13

The complete interim report is available on the internet here.

Further details on the interim report will be presented at a press conference in Frankfurt on Wednesday, August 4, at 10.30 a.m. The event will be broadcast live via internet.